SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of reporting persons CORVEX MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,350,500
	9	Sole dispositive power 0
	10	Shared dispositive power 11,350,500
11	Aggregate amount beneficially owned by each reporting person 11,350,500
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.8%*
14	Type of reporting person (see instructions) PN; IA

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 128,966,467 Shares outstanding, comprised of (i) 10,530,052 Shares which the Issuer expected to issue in order to effect the conversion of the 6 1/2% Series D Cumulative Convertible Preferred Shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2014 and (ii) 118,436,415 Shares outstanding as of May 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 8, 2014.

CUSIP No. 203233101

1	Names of reporting persons KEITH MEISTER
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,350,500
	9	Sole dispositive power 0
	10	Shared dispositive power 11,350,500
11	Aggregate amount beneficially owned by each reporting person 11,350,500
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.8%*
14	Type of reporting person (see instructions) IN

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 128,966,467 Shares outstanding, comprised of (i) 10,530,052 Shares which the Issuer expected to issue in order to effect the conversion of the 6 1/2% Series D Cumulative Convertible Preferred Shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2014 and (ii) 118,436,415 Shares outstanding as of May 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 8, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED FUND MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,350,500
	9	Sole dispositive power 0
	10	Shared dispositive power 11,350,500
11	Aggregate amount beneficially owned by each reporting person 11,350,500
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.8%*
14	Type of reporting person (see instructions) IA

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 128,966,467 Shares outstanding, comprised of (i) 10,530,052 Shares which the Issuer expected to issue in order to effect the conversion of the 6 1/2% Series D Cumulative Convertible Preferred Shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2014 and (ii) 118,436,415 Shares outstanding as of May 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 8, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,350,500
	9	Sole dispositive power 0
	10	Shared dispositive power 11,350,500
11	Aggregate amount beneficially owned by each reporting person 11,350,500
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.8%*
14	Type of reporting person (see instructions) OO

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 128,966,467 Shares outstanding, comprised of (i) 10,530,052 Shares which the Issuer expected to issue in order to effect the conversion of the 6 1/2 % Series D Cumulative Convertible Preferred Shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2014 and (ii) 118,436,415 Shares outstanding as of May 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 8, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,350,500
	9	Sole dispositive power 0
	10	Shared dispositive power 11,350,500
11	Aggregate amount beneficially owned by each reporting person 11,350,500
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.8%*
14	Type of reporting person (see instructions) PN

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 128,966,467 Shares outstanding, comprised of (i) 10,530,052 Shares which the Issuer expected to issue in order to effect the conversion of the 6 1/2 % Series D Cumulative Convertible Preferred Shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2014 and (ii) 118,436,415 Shares outstanding as of May 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 8, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,350,500
	9	Sole dispositive power 0
	10	Shared dispositive power 11,350,500
11	Aggregate amount beneficially owned by each reporting person 11,350,500
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.8%*
14	Type of reporting person (see instructions) PN

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 128,966,467 Shares outstanding, comprised of (i) 10,530,052 Shares which the Issuer expected to issue in order to effect the conversion of the 6 1/2 % Series D Cumulative Convertible Preferred Shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2014 and (ii) 118,436,415 Shares outstanding as of May 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 8, 2014.

CUSIP No. 203233101

1	Names of reporting persons RRERF ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,350,500
	9	Sole dispositive power 0
	10	Shared dispositive power 11,350,500
11	Aggregate amount beneficially owned by each reporting person 11,350,500
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.8%*
14	Type of reporting person (see instructions) OO

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 128,966,467 Shares outstanding, comprised of (i) 10,530,052 Shares which the Issuer expected to issue in order to effect the conversion of the 6 1/2 % Series D Cumulative Convertible Preferred Shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2014 and (ii) 118,436,415 Shares outstanding as of May 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 8, 2014.

CUSIP No. 203233101

1	Names of reporting persons DAVID R. JOHNSON
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,410.0658
	8	Shared voting power 0
	9	Sole dispositive power 10,410.0658
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 10,410.0658
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) —*
14	Type of reporting person (see instructions) IN

*

Less than 1% based upon an aggregate of 128,966,467 Shares outstanding, comprised of (i) 10,530,052 Shares which the Issuer expected to issue in order to effect the conversion of the 6 1/2 % Series D Cumulative Convertible Preferred Shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2014 and (ii) 118,436,415 Shares outstanding as of May 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 8, 2014.

This Amendment No. 17 to the Schedule 13D (this “Amendment No. 17”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real estate investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, Amendment No. 2 thereto, filed with the SEC on March 4, 2013, Amendment No. 3 thereto, filed with the SEC on March 4, 2013, Amendment No. 4 thereto, filed with the SEC on March 11, 2013, Amendment No. 5 thereto, filed with the SEC on March 13, 2013, Amendment No. 6 thereto, filed with the SEC on March 15, 2013, Amendment No. 7 thereto, filed with the SEC on March 28, 2013, Amendment No. 8 thereto, filed with the SEC on April 12, 2013, Amendment No. 9 thereto, filed with the SEC on April 18, 2013, Amendment No. 10 thereto, filed with the SEC on June 20, 2013, Amendment No. 11 thereto, filed with the SEC on June 24, 2013, Amendment No. 12 thereto, filed with the SEC on August 8, 2013, Amendment No. 13 thereto, filed with the SEC on November 19, 2013, Amendment No. 14 thereto, filed with the SEC on November 25, 2013, Amendment No. 15 thereto, filed with the SEC on February 12, 2014 and Amendment No. 16 thereto, filed with the SEC on March 27, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 17, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 17 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 17 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership (“Related Recovery Fund”), and RRERF Acquisition, LLC, a Delaware limited liability company (“RRERF”) and (iii) David R. Johnson (the “Individual Shareholder”). As set forth below, as of the date of the Individual Shareholder Termination (as defined herein), the Corvex Persons and the Related Persons shall no longer be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder with the Individual Shareholder, such that the filing of this Amendment No. 17 represents an exit filing for the Individual Shareholder only.

This Amendment No. 17 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4 Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On May 23, 2014, at a special meeting of the shareholders of the Issuer, each of Corvex and Related’s nominees – James Corl, Edward Glickman, David Helfand, Peter Linneman, Jim Lozier, Kenneth Shea and Samuel Zell – were elected to the Board of Trustees of the Issuer (the “Election”). Following the Election, on May 23, 2014 Corvex and Related issued a press release. The Press Release is attached as Exhibit 35 hereto and is incorporated by reference in this Item 4 in its entirety.

On May 27, 2014, in accordance with the EGI Agreement, previously filed as Exhibit 32 to the Schedule 13D, Corvex and Related Recovery Fund each delivered separate undertakings to the Board of Trustees of the Issuer. A form of the undertaking is attached as Exhibit 36 hereto and is incorporated by reference in this Item 4 in its entirety. In accordance with its terms, the EGI Agreement terminated on May 27, 2014, one business day following the Election, provided, that (a) the Options, as described in Section 3 thereof, continue in effect and can be exercised until July 22, 2014 and (b) Section 8 (Indemnification) thereof also survived termination. As such, the Corvex Persons and the Related Persons may no longer be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder with the EGI Persons.

On May 28, 2014, Corvex and Related Recovery Fund terminated the Support Agreement with the Individual Shareholder, dated April 11, 2013 (the “Individual Shareholder Termination”). A form of the Support Agreement was previously filed as Exhibit 18 to the Schedule 13D and provided that the Individual Shareholder would cooperate with Corvex and Related Recovery Fund in certain activities regarding the Issuer. The Individual Shareholder Termination is attached as Exhibit 37 hereto and is incorporated by reference in this Item 4 in its entirety.

Effective upon the execution of the Individual Shareholder Termination the Corvex Persons and the Related Persons shall no longer be deemed to beneficially own the Additional Shares (as defined herein). The Corvex Persons and the Related Persons may no longer be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder with the Individual Shareholder.

Item 5 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding the following:

The percentages set forth in this Schedule 13D are calculated based upon an aggregate of 128,966,467 Shares outstanding, comprised of (i) 10,530,052 Shares which the Issuer expected to issue in order to effect the conversion of the 6 1/2% Series D Cumulative Convertible Preferred Shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2014 and (ii) 118,436,415 Shares outstanding as of May 7, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 8, 2014.

(a)-(b) Each of the Corvex Persons may be deemed to be the beneficial owner of 11,350,500 Shares (representing approximately 8.8% of the Issuer’s outstanding Shares) which include: (i) 5,675,250 Shares held on behalf of the Corvex Funds (the “Corvex Shares”) and (ii) 5,675,250 held on behalf of RRERF (the “Related Shares”). By virtue of his position as a control person of the general partner of Corvex, Mr. Meister and Corvex may be deemed to share voting power and dispositive power with respect to the Corvex Shares. In addition, by virtue of the Agreement, the Corvex Persons may be deemed to share with the Related Persons voting power and dispositive power with respect to the Related Shares. Each of the Corvex Persons disclaims beneficial ownership with respect to the Related Shares.

Each of the Related Persons may be deemed to be the beneficial owner of 11,350,500 Shares (representing approximately 8.8% of the Issuer’s outstanding Shares), which include: (i) the Related Shares and (ii) the Corvex Shares. By virtue of their relationship, the Related Persons may be deemed to share voting power and dispositive power with respect to the Related Shares. In addition by virtue of the Agreement, the Related Persons may be deemed to share with the Corvex Persons voting power and dispositive power with respect to the Corvex Shares. Each of the Related Persons disclaims beneficial ownership with respect to the Corvex Shares.

The Individual Shareholder beneficially owns 10,410.0658 Shares (the “Additional Shares”) (representing less than 1% of the Issuer’s outstanding Shares) which number includes 1,440 Shares received upon the conversion of the Individual Shareholder’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares.

(c) Except as set forth below, there have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of the Schedule 13D.

On May 14, 2014, the Fundamental Change Conversion Date, after exercising the Fundamental Change Conversion Right, the Individual Shareholder’s 1,423.4834 6 1/2% Series D Cumulative Convertible Preferred Shares were converted by the Issuer into 1,440 Shares.

The terms “Fundamental Change Conversion Date” and “Fundamental Change Conversion Right” have the definitions assigned to them in the Articles Supplementary dated October 10, 2006 establishing the terms of the 6 1/2% Series D Cumulative Convertible Preferred Shares.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves and investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of Related Recovery Fund have the right to participate in the receipt of certain dividends and proceeds from the sale of the Shares, in each case in accordance with their respective limited partnership interests.

(e) Not Applicable

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

The information contained in Item 4 of this Amendment No. 17 is incorporated herein by reference.

Item 7 Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 35	Press Release dated May 23, 2014

Exhibit 36	Form of Undertaking

Exhibit 37	Notice of termination, dated May 28, 2014, of the Support Agreement, by and among Corvex Management LP, Related Real Estate Recovery Fund, L.P. and David R. Johnson, dated April 11, 2013

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 28, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: May 28, 2014	KEITH MEISTER

	By:	/s/ Keith Meister

Date: May 28, 2014	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: May 28, 2014	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: May 28, 2014	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: May 28, 2014	RELATED REAL ESTATE RECOVERY FUND, L.P.

By: Related Real Estate Recovery Fund GP, L.P., its general partner
By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: May 28, 2014	RRERF ACQUISITION, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: May 28, 2014	DAVID R. JOHNSON

	By:	/s/ David R. Johnson